EXHIBIT 21.1
PIONEER COMPANIES, INC.
SUBSIDIARIES

Name of Company	Jurisdiction
PCI Chemicals Canada Company	Nova Scotia
Pioneer Americas LLC	Delaware
Pioneer Transportation LLC	Delaware
Imperial West Chemical Co.	Nevada
KNA California, Inc.	Delaware
Pioneer (East), Inc.	Delaware
Pioneer Licensing, Inc.	Delaware
Pioneer Water Technologies, Inc.	Delaware
KWT, Inc.	Delaware